Exhibit 99.4

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the US$900,000,000 Medium-Term Notes, Series A, Floating Rate Notes Due July 21, 2019 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$ 90,630
Printing and engraving fees and expenses	2,000
Legal fees and expenses	50,000
Fiscal Agent and registrar fees and expenses	4,000

U.S.$146,630